Jonathan Shultz Chief Financial Officer jshultz@billmyparents.com office: 858.677.0080 cell: 619.244.0665 fax: 858.677.0180

Date: September 9, 2011

VIA EDGAR AND FEDERAL EXPRESS
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re:	BillMyParents, Inc. Withdrawal of Registration Statement on Form S-1 File Number: 333-172238

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), BillMyParents, Inc. (the "Registrant") hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-172238), together with all exhibits thereto (the "Registration Statement"). The Registration Statement was originally filed with the Commission on February 14, 2011 and has not yet been declared effective.

The Registrant confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein.  The selling shareholders named in the Registration Statement no longer intend to proceed with the sale of securities under the Registration Statement. The Registrant believes that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act.  The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.  We further confirm that with respect to comments received from the Staff in the letter dated August 29, 2011 in connection with this Registration Statement, we intend to completely respond to any comment made that does not pertain to this withdrawn Registration Statement.

Please send copies of the written order granting withdrawal of the Registration Statement to Jonathan Shultz, BillMyParents, Inc., 6440 Lusk Blvd. Suite 200, San Diego, CA 92121. If you have any questions with respect to this matter, please contact Jonathan Shultz at 858.677.0080.

BillMyParents, Inc. /s/ Jonathan Shultz
By:	Jonathan Shultz
Title:	Chief Financial Officer

BillMyParents, Inc.6440 Lusk Blvd., Suite 200San Diego, CA 92121www.BillMyParents.com